SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Ironwood Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

46333X108

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No: 46333X108	Page 2 of 11

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Polaris Venture Partners II, L.P. (“PVP II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,100,678 shares[1], except that (i) Polaris Venture Management Co. II, L.L.C. (“PVM II”), the general partner of PVP II, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM II, may be deemed to have shared power to vote these shares, and Terrance G. McGuire (“McGuire”), a managing member of PVM II, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7

SOLE DISPOSITIVE POWER

3,100,678 shares[1], except that (i) PVM II, the general partner of PVP II, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM II, may be deemed to have shared power to dispose of these shares, and McGuire, a managing member of PVM II, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,100,678
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9%
12	TYPE OF REPORTING PERSON* PN

[1]

Represents 3,100,678 shares of Class B Common Stock held directly by PVP II. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to one vote per share, except that in certain circumstances, each share of Class B Common Stock is entitled to ten votes per share.

CUSIP No: 46333X108	Page 3 of 11

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Polaris Venture Partners Founders’ Fund II, L.P. (“PVP Founders II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

80,291 shares[2], except that (i) PVM II, the general partner of PVP Founders II, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM II, may be deemed to have shared power to vote these shares, and McGuire, a managing member of PVM II, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7

SOLE DISPOSITIVE POWER

80,291 shares[2], except that (i) PVM II, the general partner of PVP Founders II, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM II, may be deemed to have shared power to dispose of these shares, and McGuire, a managing member of PVM II, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,291
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

[2]

Represents 80,291 shares of Class B Common Stock held directly by PVP Founders II. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to one vote per share, except that in certain circumstances, each share of Class B Common Stock is entitled to ten votes per share.

CUSIP No: 46333X108	Page 4 of 11

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Polaris Venture Management Co. II, L.L.C. (“PVM II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,180,969 shares, of which 3,100,678 shares[1] are directly owned by PVP II and 80,291 shares[2] are directly owned by PVP Founders II, except that Flint, a managing member of PVM II (which is general partner of each of PVP II and PVP Founders II and may be deemed to have sole power to vote these shares), may be deemed to have shared power to vote these shares, and McGuire, a managing member of PVM II, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7

SOLE DISPOSITIVE POWER

3,180,969 shares, of which 3,100,678 shares[1] are directly owned by PVP II and 80,291 shares[2] are directly owned by PVP Founders II, except that Flint, a managing member of PVM II (which is general partner of PVP IIand PVP Founders II and may be deemed to have sole power to dispose of these shares), may be deemed to have shared power to dispose of these shares, and McGuire, a managing member of PVM II, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,180,969
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.0%
12	TYPE OF REPORTING PERSON* OO

CUSIP No: 46333X108	Page 5 of 11

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Terrance G. McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,222,451 shares, of which 3,100,678 shares[1] are directly owned by PVP II, 80,291 shares[2] are directly owned by PVP Founders II, 40,000 shares[3] are directly owned by Bartlett Partners, LLC (“BP”) and 1,482 shares are directly owned by McGuire. McGuire is a managing member of (i) PVM II, which is (A) the general partner of PVP II and (B) the general partner of PVP Founder II and (ii) BP, and may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7

SOLE DISPOSITIVE POWER

3,222,451 shares, of which 3,100,678 shares[1] are directly owned by PVP II, 80,291 shares[2] are directly owned by PVP Founders II, 40,000 shares[3] are directly owned by BP and 1,482 shares are directly owned by McGuire. McGuire is a managing member of (i) PVM II, which is (A) the general partner of PVP II and (B) the general partner of PVP Founder II and (ii) BP, and may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,222,451
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.0%
12	TYPE OF REPORTING PERSON* IN

[3]

Represents 40,000 shares of Class B Common Stock held directly by BP. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to one vote per share, except that in certain circumstances, each share of Class B Common Stock is entitled to ten votes per share.

CUSIP No: 46333X108	Page 6 of 11

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jonathan A. Flint
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,222,451 shares, of which 3,100,678 shares[1] are directly owned by PVP II, 80,291 shares[2] are directly owned by PVP Founders II, 40,000 shares[3] are directly owned by BP and 1,482 shares are directly owned by Flint. Flint is a managing member of (i) PVM II, which is (A) the general partner of PVP II and (B) the general partner of PVP Founder II and (ii) BP, and may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7

SOLE DISPOSITIVE POWER

3,222,451 shares, of which 3,100,678 shares[1] are directly owned by PVP II, 80,291 shares[2] are directly owned by PVP Founders II, 40,000 shares[3] are directly owned by BP and 1,482 shares are directly owned by Flint. Flint is a managing member of (i) PVM II, which is (A) the general partner of PVP II and (B) the general partner of PVP Founder II and (ii) BP, and may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,222,451
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 46333X108	Page 7 of 11

ITEM 1(A).	NAME OF ISSUER

Ironwood Pharmaceuticals, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

301 Binney Street

Cambridge, MA 02142, United States

ITEM 2(A).	NAME OF PERSONS FILING

PVP II, PVP Founders II, PVM II, Flint and McGuire. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Flint and McGuire are the sole managing members of PVM II (the sole general partner of PVP II and PVP Founders II). To the extent feasible, PVP Founders II invests alongside PVP II.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Polaris Venture Partners

1000 Winter Street

Suite 3350

Waltham, MA 02451

ITEM 2(C).	CITIZENSHIP

Flint and McGuire are United States citizens. PVP II and PVP Founders II are limited partnerships organized under the laws of the State of Delaware. PVM II is a limited liability company organized under the laws of the State of Delaware.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock, $0.001 par value per share. With the exception of Flint’s and McGuire’s individual ownership of shares of Class A Common Stock, the Reporting Persons beneficially own shares of Class B Common Stock, $0.001 par value per share. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder thereof. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to one vote per share, except that in certain circumstances, each share of Class B Common Stock is entitled to ten votes per share. Flint and McGuire each individually, directly own shares of Class A Common Stock.

ITEM 2(E).	CUSIP NUMBER

46333X108

ITEM 3.	Not Applicable

CUSIP No: 46333X108	Page 8 of 11

ITEM 4.	OWNERSHIP

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons is based upon 76,594,242 shares of Class A Common Stock outstanding as of October 29, 2012, as reported on Ironwood Pharmaceuticals, Inc.’s Form 10-Q for the quarter ended September 30, 2012, plus the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Persons.

The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2012:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of PVP II and PVP Founders II, and the limited liability company agreement of PVM II, the general and limited partners or members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as applicable.

CUSIP No: 46333X108	Page 9 of 11

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP No: 46333X108	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

POLARIS VENTURE PARTNERS II, L.P.

By:	Polaris Venture Management Co. II, L.L.C.

By:	*
Managing Member

POLARIS VENTURE PARTNERS FOUNDERS’ FUND II, L.P.

By:	Polaris Venture Management Co. II, L.L.C.

By:	*
Managing Member

POLARIS VENTURE MANAGEMENT CO. II, L.L.C.

By:	*
Managing Member

JONATHAN A. FLINT

By:	*
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	*
Terrance G. McGuire

*By:	/s/ John Gannon
Name:	John Gannon
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.

CUSIP No: 46333X108	Page 11 of 11

Exhibit I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Ironwood Pharmaceuticals, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: February 14, 2013

POLARIS VENTURE PARTNERS II, L.P.

By:	Polaris Venture Management Co. II, L.L.C.

By:	*
Managing Member

POLARIS VENTURE PARTNERS FOUNDERS’ FUND II, L.P.

By:	Polaris Venture Management Co. II, L.L.C.

By:	*
Managing Member

POLARIS VENTURE MANAGEMENT CO. II, L.L.C.

By:	*
Managing Member

JONATHAN A. FLINT

By:	*
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	*
Terrance G. McGuire

*By:	/s/ John Gannon
Name:	John Gannon
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.